July 22, 2019

VIA EDGAR

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ctrip.com International, Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed on March 15, 2019 (File No. 001-33853)

Dear Ms. Dietz and Mr. Knapp:

This letter sets forth the Company’s response to the comments contained in the letter dated July 8, 2019 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2018 Form 20-F filed by the Company on March 15, 2019 (the “2018 20-F”). The comments are repeated below in bold and followed by the response thereto.

*        *        *

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects

Results of Operations, page 56

1.

Your note response to prior comment 1 did not address what consideration was given to providing quantitative disclosure of hotel room nights, accommodation reservation volume, and ticketing volume. Although we note that you have provided qualitative disclosure of the key drivers, it appears that quantification of these drivers would be useful to add context to your discussion of period-over-period changes in revenue. Please revise to provide quantification or tell us why you believe it would not be useful to an investor’s understanding of your results of operations. We also note that MAU and transacting user data was provided in the call in response to specific investor inquiries. Please explain in greater detail why you believe quantitative disclosure of MAU and transacting user data is not warranted considering that your investors requested such data and it therefore appears to provide useful information to investors.

The Company respectfully advises the Staff that it has considered the following in deciding not to provide quantitative disclosure of hotel room nights, accommodation reservation volume, and ticketing volume.

Firstly, the Company operates through a number of business units, each of which consists of various legal entities, subsidiaries, and investee companies, and these business units historically only have tracked the general trends of the foregoing factors using their respective calculation methods that vary depending on the nature and model of their respective businesses. While the results derived from such calculation methods could provide guidance on the trending of the foregoing factors, they could not produce reliable, accurate results for purpose of the disclosure in the Company’s annual report, given the various data collection and calculation methods used by each business unit and the fact that such data do not eliminate effects from inter-company transactions. Secondly, the Company acquired Skyscanner in December 2016, and Skyscanner could only estimate approximate accommodation reservation volume and ticketing volume because it operates as a travel metasearch engine that cannot track the ultimate accommodation reservation and ticketing transactions taking place at the relevant lodging and air ticketing service providers’ websites, respectively. Therefore, quantitative aggregation or disclosure of the foregoing factors could result in unreliable or misleading disclosure in the Company’s annual report and does not provide much insights to help investors understand the company’s financial performance. After considering the above, the Company decided not to disclose the foregoing factors quantitatively.

The Company respectfully advises the Staff that although some specific investors occasionally asked about MAUs and transacting users in a few earnings calls, prompting the Company to provide such numbers in limited circumstances as examples of user engagement, they are not useful information to the investors, in the view of the Company, because the Company’s results of operations are partially driven by the volume of transaction activities rather than the number of active or transacting users. The nature of the Company’s business does not require users to be active on a periodical basis to drive its revenue, and many of the Company’s major peers do not disclose MAUs and transacting users. In addition, regular disclosure of MAUs and transacting users may risk misdirecting investors away from key drivers of the Company’s results of operations. Therefore, the Company decided not to include MAUs and transacting users in the 2018 20-F.

*        *        *

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

cc:	James Jianzhang Liang, Executive Chairman, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and President, Ctrip.com International, Ltd.

Jane Jie Sun, Chief Executive Officer and Director, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP